Exhibit 8.1

SUBSIDIARIES OF UTSTARCOM HOLDINGS CORP.

	Place of
		Incorporation or	Proportion of
Name	Organization	Ownership Interest
UTStarcom, Inc.	U.S.A	100%
UTStarcom International Products, Inc.	U.S.A	100%
Issanni Communications, Inc.	U.S.A	100%
UTStarcom Telecom Co., Ltd.	China	100%
UTStarcom Hong Kong Ltd.	Hong Kong SAR	100%
UTStarcom Japan KK	Japan	100%
UTStarcom, S.A. de C.V.	Mexico	100%
UTStarcom Network Solutions—Redes de Nova Geraçăo Ltda.	Brazil	100%
UTStarcom India Telecom Pvt	India	100%
MyTV Corporation	Cayman Island	100%
UTStarcom Hong Kong Investment Holding Ltd.	Hong Kong SAR	100%
Virtual Gateway Labs, Inc.	U.S.A	100%
Hangzhou USTAR Technologies Ltd.	China	100%
Chengdu Starcom Technologies Co., Ltd.	China	100%